UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer S.A. (the “Company”) approved the following at a board meeting held on December 9, 2010:

1) The distribution of interest on shareholders’ equity with respect to the fourth quarter of 2010 in the amount of R$144,733,008.80 in accordance with the following terms and conditions:

a.	holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$0.20 per share, equivalent to R$0.80 per American Depositary Share (the “ADS”). Subject to certain exceptions set forth under Brazilian law, interest on shareholders’ equity is subject to withholding tax at a rate of 15% (or 25% for ADS holders who are residents of a tax haven, as the term is defined under Brazilian laws and regulations);

b.	interest on shareholders’ equity will be counted towards the mandatory dividend to be distributed by the Company for the current fiscal year for all purposes of applicable Brazilian corporate laws;

c.	the record date for common shares traded on the São Paulo Stock Exchange (the “BM&FBovespa”) is December 20, 2010 and for the ADSs negotiated on New York Stock Exchange (the “NYSE”) is December 23, 2010;

d.	the corresponding entries will be made on the accounting records of the Company on December 30, 2010;

e.	payment of interest on shareholders’ equity will begin on January 14, 2011 in Brazil and on January 24, 2011 for holders of ADSs, in either case without monetary adjustment; and

f.	the common shares and the ADSs will be negotiated ex-rights as from December 21, 2010, inclusive, on the BM&FBovespa and the NYSE, respectively.

2) Changes to the Company’s organizational structure:

a.	the Board of Directors approved the resignation of Mr. Orlando José Ferreira Neto from the position of Executive Vice-President for the Defense Market effective December 31, 2010. Mr. Orlando José Ferreira Neto will assume another executive position at the Company; and

b.	the Board of Directors approved the appointment of Mr. Luiz Carlos Siqueira Aguiar, effective as of January 1, 2011, to the position of “Executive Vice-President for the Defense and Security Markets,” which position shall also be entitled “President – Embraer Defense and Security.” Mr. Luiz Carlos Siqueira Aguiar will assume the duties of head of Defense and Security in addition to his current role as Executive Vice-President of Finance and Investor Relations, until a successor for the latter position is elected and takes over this role from Mr. Luiz Carlos Siqueira Aguiar. The appointment of Mr. Luiz Carlos Siqueira Aguiar to the position of Executive Vice-President for the Defense and Security Markets arises out of the Company’s creation of a new corporate unit called “Embraer Defense and Security,” which shall be responsible for managing activities related to the defense and security markets, which also includes those activities currently conducted by the Company’s defense unit. The creation of the Embraer Defense and Security corporate unit will not, however, involve the creation of a new legal entity.

São José dos Campos, December 10, 2010

Luiz Carlos Siqueira Aguiar

Executive Vice-President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2010

Embraer S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer